Notice to ASX/LSE Notice of dividend currency exchange rates 2025 interim dividend 16 September 2025 On 30 July 2025 Rio Tinto announced an interim dividend of 148.00 US cents per share for the half year ended 30 June 2025 to be paid to shareholders of Rio Tinto plc and Rio Tinto Limited. Rio Tinto plc and Rio Tinto Limited shareholders who have elected to receive the interim dividends in US dollars and the American Depositary Receipt (ADR) holders will receive the dividends in US dollars as announced on 30 July 2025. The currency exchange rates applicable to shareholders who have elected to receive the interim dividend in pounds sterling, Australian dollars or New Zealand dollars are set out below. The rates used are the exchange rates applicable on 16 September 2025. Declared 2025 interim dividend Conversion rate Equivalent dividend amount 148.00 US cents 1.36305 108.580023 British pence 0.66675 221.972253 Australian cents 0.59720 247.823175 New Zealand cents The interim dividend will be paid to shareholders of Rio Tinto Limited and Rio Tinto plc and to ADR holders on 25 September 2025. EXHIBIT 99.6

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Bruce Tobin  M +61 419 103 454 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Phoebe Lee M +61 413 557 780 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com